UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE
13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number 001-42038

Holdco Nuvo Group D.G Ltd.

(Translation of registrant’s name into English)

94 Yigal Alon St.

Tel Aviv, Israel 6789155

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

On August 22, 2024, Holdco Nuvo Group D.G Ltd., a limited liability company organized under the laws of the State of Israel (the “Company”), together with certain of its direct and indirect subsidiaries (the “Debtors”), filed voluntary petitions for relief under chapter 11 of title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”). The Company and its filing subsidiaries and affiliates intend to continue to operate their businesses as “debtors in possession” under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code during the pendency of the Chapter 11 process.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Holdco Nuvo Group D.G Ltd.

	By:	/s/ Robert Powell
	Name:	Robert Powell
	Title:	Chief Executive Officer

Date: August 22, 2024

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